UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2026

THE HARTLEY OPPORTUNITY FUND, LLC

(Exact name of issuer as specified in its charter)

Delaware	33-2364939
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

6501 N Cedar Rd, Building 4, Suite B, Spokane, WA	99208
(Address of principal executive offices)	(ZIP Code)

(509) 210-7188

(Issuer’s telephone number, including area code)

Share Class Units of Membership Interest

(Share Class Monroe, Share Class Frederick, and Share Class Waretown)

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing at the end of this Semiannual Report on Form 1-SA (this “Semiannual Report”). This discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular, as amended or supplemented from time to time, and in the Safe Harbor Statement at the end of this Semiannual Report. The accompanying balance sheets and the related statements of operations, members’ equity, and cash flows as of and for the six months ended June 30, 2026 are unaudited.

Overview

The Hartley Opportunity Fund, LLC (the “Company,” “we,” “us,” or “our”) is a Delaware limited liability company managed by The Hartley Opportunity Fund Management, LLC (the “Manager”). The Company is a real estate investment fund focused on high-growth, tax-efficient self-storage development, conducted through special purpose vehicle (“SPV”) subsidiaries, each corresponding to a designated Share Class of the Company’s continuous Regulation A Tier 2 offering. The Company accounts for its investments under ASC 946, Financial Services — Investment Companies; its investments in SPVs are carried at fair value and the underlying SPV financial statements are not consolidated.

During the six months ended June 30, 2026, the Company raised $1,590,000 in capital contributions, bringing total capital raised since inception to approximately $9.67 million (including a §721 exchange contribution of approximately $1.26 million), and completed the initial phase of its third project: the Waretown SPV acquired a 3.52-acre development site in Waretown, New Jersey on May 8, 2026, and the Manager closed the Waretown Phase I capital raise effective June 15, 2026. The Company’s Monroe and Frederick projects were under construction throughout the period. As of June 30, 2026, the Company held total assets of approximately $9.73 million, consisting principally of its investments in three SPVs.

Results of Operations — Six Months Ended June 30, 2026, Compared to Six Months Ended June 30, 2025

The Company’s operating structure is designed so that property-level revenues and expenses flow through the SPV subsidiaries. Fund-level costs — including management fees payable to the Manager and third-party administration, audit, tax, legal, and regulatory compliance costs — are allocated to and reimbursed by the SPVs. During the six months ended June 30, 2026, the Company recognized $102,244 in payments from SPVs, consisting of management fee allocations of $67,692 and expense reimbursements of $34,552, offset by an equal amount of fund allocated expenses, resulting in net income of $0 for the period.

During the six months ended June 30, 2025, the Company was in its initial capital deployment phase and recorded no operating income or expenses. The increase in fund-level activity year over year reflects the growth of the Company’s operations from one project to three and a full period of administration, compliance, and management fee activity.

The Company does not yet generate revenue from property operations. Property-level activity, including construction financing draws and development costs, is reflected at the SPV level and is not consolidated into the Company’s financial statements in accordance with ASC 946.

Liquidity and Capital Resources

As of June 30, 2026, the Company had total assets of $9,733,306, consisting of investments in SPVs of $9,664,268 (Frederick $4,230,000; Monroe $4,044,268; Waretown $1,390,000) and accounts receivable from SPVs of $69,038. Total members’ equity was $9,664,268. The Company has no debt at the fund level.

Investor subscription proceeds are received and held by the Company’s transfer agent, Great Lakes Fund Solutions, Inc. (“GLFSI”), in segregated client bank accounts and are distributed directly to the applicable SPV upon semimonthly closings. As a result, the Company does not maintain significant cash balances at the fund level; investor capital is deployed into SPV projects as it is admitted. During the six months ended June 30, 2026, all subscription proceeds received were deployed to the SPVs, and the Company’s subscription account balance was zero at period end.

The Company’s SPVs utilize construction financing secured by the underlying properties; the Company itself is not a borrower. The Monroe SPV’s property owner is party to a construction loan agreement with TPG AG CRE II LLC in the approximate principal amount of $10.7 million, and the Frederick SPV’s property owner is party to a loan agreement with PSG JM Lending, LLC in the principal amount of $12.5 million. As of the date of this report, approximately $1.75 million and $4.03 million, respectively, had been drawn under those facilities. The Waretown SPV has no debt; construction financing is anticipated in connection with the Phase II capital raise. Management believes the Company has sufficient liquidity to meet its current obligations; future capital needs will be funded through additional offerings of Share Class Units.

Plan of Operations

Monroe Self Storage — Construction of the 90,250 net rentable square foot, three-story, climate-controlled facility of approximately 850 units is ongoing and was approximately 43% complete as of late July 2026, with light-gauge framing underway on the first floor, metal deck installation progressing on the second floor, and electrical and mechanical rough-ins in process. The project remains within budget. Completion is currently estimated in the first quarter of 2027, revised from the previously reported estimate of December 2026. A management agreement with CubeSmart has been executed, and the property is in the onboarding process with CubeSmart, which will manage the facility upon opening.

Frederick Self Storage — Construction of the 91,575 rentable square foot Class A facility was approximately 59% complete as of late July 2026, with light-gauge framing underway on the third floor, electrical and mechanical rough-ins ongoing on the first and second floors, and exterior sitework in progress. The project remains within budget, inclusive of approximately $72,000 in approved change orders. Completion remains estimated in December 2026. A management agreement with CubeSmart has been executed, and the property is in the CubeSmart onboarding process.

Waretown Self Storage — The Company structured the capital raise for the Waretown Share Class in phases to align investor capital with the project’s development timeline. The purchase of the development site was required at the closing of the property purchase contract, while commencement of construction follows the completion of design work and municipal approvals. Phase I, conducted between March 13, 2026 and June 15, 2026, raised $1,390,000 in capital contributions from 23 investors and funded the equity portion of the Waretown SPV’s acquisition of a 3.52-acre development site located at US Route 9, Waretown, New Jersey, which closed on May 8, 2026. The SPV will hold the site while design and approval work is completed, with one or more Phase II capital raises of approximately $2.8 to $3.0 million anticipated to commence in mid-2027, and construction financing and commencement of construction targeted for the second half of 2027. Aggregate capital raised for the Waretown Share Class is expected to total approximately $4.25 million, subject to adjustment based on the final terms of the construction financing, including its loan-to-cost ratio. The planned project is a 79,025 rentable square foot, three-story, climate-controlled self-storage facility of approximately 636 units, to be developed and managed by Horizon Storage Group, LLC.

Management continues to evaluate additional self-storage development opportunities and anticipates raising and deploying additional capital over the next twelve months.

Trends and Uncertainties

The Company operates in a dynamic real estate environment influenced by broader economic and market conditions. Interest Rate Environment — changes in interest rates may affect the cost and availability of construction financing for the Company’s SPV projects, including the anticipated Waretown construction loan, and could affect the timing of new acquisitions. Construction Cost Pressures — materials and labor costs remain elevated in many markets, which could affect project budgets and development timelines; the Company works with its development partners to manage costs through value engineering and competitive bidding. Permitting and Regulatory Timelines — local design approval and permitting timelines directly affect the Company’s development schedule, including the timing of the Waretown construction start. Self-Storage Market Fundamentals — the sector continues to benefit from demographic shifts and household transitions, although new supply in certain submarkets may affect occupancy and rental rates during lease-up of the Company’s projects.

Related-Party Transactions

Management Fees — The Manager is entitled to an annual management fee of up to 1.5% of weighted-average aggregate adjusted capital contributions, paid quarterly in arrears. During the six months ended June 30, 2026, the Company incurred management fees of $67,692 payable to the Manager (first quarter $32,099; second quarter $35,594), allocated among the SPVs and reimbursed to the Company, resulting in no net fund-level impact. As of June 30, 2026, $35,594 remained payable.

Sponsor and Affiliates — Certain expenses were initially paid by The Hartley Fund Group, LLC, the Company’s sponsor, on behalf of the Company and reimbursed through the SPV allocation process. Columbia Advisory Group, LLC, an affiliate of the Manager, holds all outstanding Class B Units; no Class B distributions were made during the period.

Operating Partner — Horizon Storage Group, LLC serves as developer and operating member for the Company’s projects and as property manager for the Waretown project, and is entitled to developer fees, property management fees, and a share of project-level economics as disclosed in the project agreements. Horizon is not an affiliate of the Company or the Manager.

Recent Developments

Subsequent to June 30, 2026, no additional capital closings have occurred. The Phase I capital raise for Share Class Waretown was closed effective June 15, 2026, and no Share Class was conducting an active capital raise as of the date of this Semiannual Report; the Manager anticipates commencing the Phase II capital raise for Share Class Waretown in 2027, as described under Plan of Operations. Construction at the Monroe and Frederick projects has continued as described above, including the revision of the estimated completion of the Monroe project to the first quarter of 2027. No other material events occurred after June 30, 2026 through the date of this Semiannual Report.

Item 2. Other Information

None.

Item 3. Financial Statements

The Hartley Opportunity Fund, LLC

Balance Sheets

As of June 30, 2026 and December 31, 2025 (Unaudited)

	June 30, 2026	December 31, 2025*
Assets
Cash and escrowed investor funds	—	250,000
Accounts receivable	69,038	43,589
Total current assets	69,038	293,589
Investment in Frederick Self Storage JV LLC	4,230,000	4,030,000
Investment in Monroe Self Storage JV LLC	4,044,268	4,044,268
Investment in Waretown Self Storage JV LLC	1,390,000	—
Total non-current assets	9,664,268	8,074,268
Total assets	$ 9,733,306	$ 8,367,857

Liabilities and members’ equity
Accounts payable	60,375	39,089
Accrued expenses	8,663	4,500
Subscriptions received in advance	—	250,000
Total current liabilities	69,038	293,589
Class A capital contributions	8,416,000	6,826,000
§721 exchange equity – Monroe Self Storage JV LLC	1,258,633	1,258,633
Offering costs	(10,365)	(10,365)
Total members’ equity	9,664,268	8,074,268
Total liabilities and members’ equity	$ 9,733,306	$ 8,367,857

* Derived from the audited financial statements as of December 31, 2025. See accompanying notes.

The Hartley Opportunity Fund, LLC

Statements of Operations

For the six months ended June 30, 2026 and 2025 (Unaudited)

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Revenue
Payments from SPVs — management fees and expense reimbursements	102,244	—
Total revenue	102,244	—
Expenses
Fund allocated expenses	102,244	—
Total expenses	102,244	—
Net income	$ —	$ —

See accompanying notes.

The Hartley Opportunity Fund, LLC

Statement of Members’ Equity

For the six months ended June 30, 2026 (Unaudited)

	Class A Capital Contributions	§721 Exchange Equity	Offering Costs	Total Members’ Equity
Balance at December 31, 2025*	6,826,000	1,258,633	(10,365)	8,074,268
Capital contributions – cash	1,590,000	—	—	1,590,000
Net income	—	—	—	—
Distributions	—	—	—	—
Balance at June 30, 2026	8,416,000	1,258,633	(10,365)	$ 9,664,268

* Derived from the audited financial statements as of December 31, 2025. See accompanying notes.

The Hartley Opportunity Fund, LLC

Statements of Cash Flows

For the six months ended June 30, 2026 and 2025 (Unaudited)

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Cash flows from operating activities
Net income	—	—
Decrease (increase) in accounts receivable	(25,449)	—
Increase (decrease) in accounts payable	21,286	—
Increase (decrease) in accrued expenses	4,163	—
Net cash provided by (used in) operating activities	—	—
Cash flows from investing activities
Investment in Frederick Self Storage JV LLC	(200,000)	—
Investment in Waretown Self Storage JV LLC	(1,390,000)	—
Investment in Monroe Self Storage JV LLC (cash portion)	—	(1,059,250)
Net cash used in investing activities	(1,590,000)	(1,059,250)
Cash flows from financing activities
Capital contributions from members	1,590,000	1,190,000
Subscriptions received in advance	(250,000)	—
Payment of offering costs	—	(8,620)
Net cash provided by financing activities	1,340,000	1,181,380
Net increase (decrease) in cash and escrowed investor funds	(250,000)	122,130
Cash and escrowed investor funds, beginning of period	250,000	—
Cash and escrowed investor funds, end of period	$ —	$ 122,130

Supplemental disclosure of non-cash activities:
§721 exchange – investment in Monroe Self Storage JV LLC	—	1,289,588

See accompanying notes.

The Hartley Opportunity Fund, LLC

Notes to the Financial Statements (Unaudited)

June 30, 2026

Note 1. Organization and Nature of Operations

The Hartley Opportunity Fund, LLC (the “Fund” or the “Company”) is a Delaware limited liability company formed on November 18, 2024. The Fund is managed by The Hartley Opportunity Fund Management, LLC, a Delaware limited liability company (the “Manager”). The Fund is a Regulation A Tier 2 investment vehicle formed to raise capital from investors and deploy such capital into special purpose vehicles (“SPVs”) that acquire, develop, and operate real estate assets. The Fund does not directly own or operate real estate properties.

As of June 30, 2026, the Fund held investments in three SPVs: Frederick Self Storage JV LLC, Monroe Self Storage JV LLC, and Waretown Self Storage JV LLC. During the six months ended June 30, 2026, the Fund completed the initial phase of the capital raise for its Waretown Share Class and funded the Waretown SPV’s acquisition of a development site in Waretown, New Jersey (see Notes 5 and 8).

Note 2. Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and the instructions to Form 1-SA. Certain information and note disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2025, included in the Company’s Annual Report on Form 1-K filed with the Securities and Exchange Commission on April 30, 2026.

In the opinion of management, all adjustments considered necessary for a fair presentation (consisting only of normal recurring adjustments) have been included. Results of operations for the interim period are not necessarily indicative of results that may be expected for the full year ending December 31, 2026. The balance sheet as of December 31, 2025 has been derived from the audited financial statements as of that date.

Note 3. Summary of Significant Accounting Policies

The Fund’s significant accounting policies are described in Note 1 to the audited financial statements included in the Form 1-K. There have been no changes to those policies during the six months ended June 30, 2026. The policies most significant to these interim statements are summarized below.

Investment Company Accounting – ASC 946. The Fund qualifies as an investment company under ASC 946, Financial Services – Investment Companies. Accordingly, the Fund measures its investments in SPVs at fair value in accordance with ASC 820, Fair Value Measurement, does not consolidate investees regardless of ownership percentage, and presents each SPV as a single line item at fair value on the balance sheet. Changes in fair value, if any, are recognized in the period in which they occur.

Cash and Escrowed Investor Funds. Investor subscription proceeds are received and held by the Fund’s transfer agent, Great Lakes Fund Solutions, Inc. (“GLFSI”), in segregated client bank accounts pending investor admission, and are distributed directly to the applicable SPV upon the completion of periodic closings. Amounts held for the Fund’s benefit at a period end are recorded as cash and escrowed investor funds with a corresponding liability for subscriptions received in advance where admission conditions have not been satisfied.

Use of Estimates. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Revenue Recognition and Expense Allocation. The Fund does not generate operating revenue. Fund-level expenses, including management fees payable to the Manager and third-party administrative, audit, tax, legal, and regulatory compliance costs, are allocated to and reimbursed by the SPVs. Reimbursements are recognized as revenue when earned and collectible, with an equal and offsetting amount recorded as fund allocated expenses, resulting in net income of zero at the Fund level.

Income Taxes. The Fund is treated as a pass-through entity for U.S. federal and state income tax purposes. Accordingly, no provision for income taxes is recorded at the entity level.

Note 4. Cash and Escrowed Investor Funds

As of June 30, 2026, the Fund held no cash or escrowed investor funds; all subscription proceeds received through June 30, 2026 had been admitted and distributed to the applicable SPVs at semimonthly closings, and GLFSI has confirmed that the balance of the Fund’s subscription account was zero as of June 30, 2026. The balance of $250,000 as of December 31, 2025 consisted of investor subscription proceeds held in escrow by GLFSI pending admission, recorded as subscriptions received in advance. These amounts were released from escrow during the first quarter of 2026 upon admission of the related investors, with $200,000 applied as a capital contribution to Share Class Frederick and $50,000 applied as a capital contribution to Share Class Waretown.

Note 5. Investments in Special Purpose Vehicles

Investments in SPVs are measured at fair value in accordance with ASC 946 and ASC 820. The carrying values approximate fair value as these investments represent the Fund’s cost of contributions (cash and §721 exchanges); no changes in fair value were identified during the six months ended June 30, 2026.

Investment	June 30, 2026	December 31, 2025
Frederick Self Storage JV LLC	4,230,000	4,030,000
Monroe Self Storage JV LLC	4,044,268	4,044,268
Waretown Self Storage JV LLC	1,390,000	—
Total investments in SPVs	9,664,268	8,074,268

Frederick Self Storage JV LLC: The Fund contributed an additional $200,000 in January 2026 upon the admission of a subscription held in escrow at December 31, 2025.

Waretown Self Storage JV LLC: During the six months ended June 30, 2026, the Fund contributed $1,390,000 in seven fundings between March 13, 2026 and June 15, 2026 in connection with the initial phase of the Waretown Share Class capital raise. The Waretown SPV closed on its acquisition of a 3.52-acre development site located at US Route 9, Waretown, New Jersey on May 8, 2026, and the Manager closed the Phase I capital raise effective June 15, 2026 (see Note 8).

Note 6. Accounts Payable and Accrued Expenses

Accounts payable as of June 30, 2026 consists primarily of management fees payable to the Manager of $35,594 for the second quarter of 2026 (see Note 9) and amounts payable to fund administration, compliance, and other service providers. Accrued expenses represent estimated audit and tax return preparation fees, including amounts accrued for the 2026 first and second quarters and the remaining allocation of 2025 audit and tax fees.

	June 30, 2026	December 31, 2025
Accounts payable	60,375	39,089
Accrued expenses	8,663	4,500

Note 7. Subscriptions Received in Advance

As of June 30, 2026, there were no subscriptions received in advance. The $250,000 balance at December 31, 2025 represented investor subscription proceeds held in the GLFSI escrow account that had not yet been admitted to the Fund; these amounts were released from escrow and applied as capital contributions during the first quarter of 2026 (see Note 4).

Note 8. Members’ Equity

The Fund has two classes of membership interests: Class A Units, sold to investors through the Fund’s Regulation A Tier 2 offering in designated Share Classes corresponding to the Fund’s projects (Share Class Monroe, Share Class Frederick, and Share Class Waretown), and Class B Units, held by Columbia Advisory Group, LLC.

Component	June 30, 2026	December 31, 2025
Class A capital contributions – cash	8,416,000	6,826,000
§721 exchange equity – Monroe Self Storage JV LLC	1,258,633	1,258,633
Offering costs (contra-equity)	(10,365)	(10,365)
Total members’ equity	9,664,268	8,074,268

During the six months ended June 30, 2026, the Fund received cash capital contributions totaling $1,590,000 from Class A investors at semimonthly closings conducted through GLFSI, including $1,390,000 for Share Class Waretown in connection with the Phase I capital raise (23 investors; 13,900 Share Class Waretown Units) and $200,000 for Share Class Frederick. The Manager closed the Waretown Phase I capital raise effective June 15, 2026 and anticipates conducting one or more subsequent capital raises for the Waretown Share Class in connection with the construction phase of the project. No §721 exchange contributions, distributions, or Class B activity occurred during the period.

Note 9. Revenue and Fund Allocated Expenses

Reimbursements received from SPVs for Fund-level expenses are recognized as revenue and fully offset by the corresponding fund allocated expenses, resulting in net income of zero for the period. The composition of amounts allocated to SPVs for the six months ended June 30, 2026 was as follows:

Six Months Ended June 30, 2026
Management fees	67,692
Audit, tax and audit support fees	19,893
Fund administration (GLFSI)	9,905
Blue Sky compliance	2,850
Legal fees	1,515
Other reimbursable costs	389
Total payments from SPVs	102,244

Note 10. Related-Party Transactions

Management Fees: The Fund incurred management fees payable to the Manager of $67,692 during the six months ended June 30, 2026, consisting of first-quarter fees of $32,099 and second-quarter fees of $35,594. Fees are computed under the Operating Agreement at an annual rate of up to 1.5% of weighted-average adjusted capital contributions, billed quarterly, allocated among the SPVs (six months: Monroe $30,410; Frederick $31,717; Waretown $5,566), and reimbursed to the Fund by the SPVs, resulting in no net Fund-level impact. As of June 30, 2026, $35,594 of management fees remained payable.

Other: Certain expenses, including registered agent and franchise tax costs, were initially paid by Hartley Fund Group, LLC, the Fund’s sponsor, on behalf of the Fund and were reimbursed through the SPV allocation process. Columbia Advisory Group, LLC, an affiliate of the Manager, holds all outstanding Class B Units; no Class B distributions were made during the period.

Note 11. Commitments and Contingencies

The Fund may be subject to commitments and contingencies arising in the normal course of business, including regulatory compliance under Regulation A, contractual obligations related to SPV investment agreements, and project-level financing arrangements of the SPVs, under which the Fund itself is not a borrower. As of June 30, 2026, management is not aware of any material commitments or contingencies requiring additional disclosure.

Note 12. Subsequent Events

Management has evaluated subsequent events through July 27, 2026, the date the financial statements were available to be issued. Subsequent to June 30, 2026, the Fund completed no additional capital closings, and no Share Class was conducting an active capital raise as of that date. Construction activities continued at the Fund’s Monroe and Frederick projects, including a revision of the estimated completion of the Monroe project to the first quarter of 2027. No other material subsequent events requiring disclosure or adjustment to the financial statements were identified.

Item 4. Exhibits

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE HARTLEY OPPORTUNITY FUND, LLC, a Delaware limited liability company

By: The Hartley Opportunity Fund Management, LLC, a Delaware limited liability company, its Manager

By: /s/ Steve Larsen

Name: Steve Larsen

Its: Manager and Chief Executive Officer

By: /s/ Kim Smith

Name: Kim Smith

Its: Chief Financial Officer and Chief Administrative Officer

Date: July 27, 2026

Safe Harbor Statement

This Semiannual Report on Form 1-SA contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates; (ii) changes in financial markets and interest rates; (iii) increased or unanticipated competition; (iv) risks associated with acquisitions, dispositions and development of properties, including construction delays and cost overruns; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital; (vii) environmental uncertainties, including risks of natural disasters; and (viii) those additional factors described under the section entitled “Risk Factors” in the Company’s Offering Circular, part of the Company’s Offering Statement on Form 1-A originally qualified by the Securities and Exchange Commission (the “Commission”) on April 21, 2025, as amended by Post-Qualification Amendment No. 1 qualified on March 31, 2026 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.